October 10, 2013

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

RE:                           Ameriprise Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-32525

Dear Mr. West:

We refer to the comment letter dated September 26, 2013 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2012 filed on February 27, 2013 (“2012 10-K”) for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by our response in plain text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 43

1.              You state that the low interest rate environment has impacted earnings and that in addition to continuing spread compression in your interest sensitive product line, there is also potential for interest rate related impacts to DAC and DSIC amortization and the level of reserves, which could be material. Please provide us proposed disclosure to be included in your future periodic reports (in MD&A) that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Company Response:

Commencing with our Form 10-Q for the period ended September 30, 2013, we will revise the paragraph on page 43 in the Overview section of our MD&A to the following:

Earnings, as well as operating earnings, will continue to be negatively impacted by the ongoing low interest rate environment. In addition to continuing spread compression in our interest sensitive product lines, a sustained low interest rate environment may result in increases to our reserves and changes in various rate assumptions we use to amortize DAC and DSIC, which may negatively impact our operating earnings. For additional discussion on our interest rate risk, see Item 7A. “Quantitative and Qualitative Disclosures About Market Risk.”

In addition, commencing with our Form 10-Q for the period ended September 30, 2013, we will include the following disclosure in Item 7A. “Quantitative and Qualitative Disclosures About Market Risk”:

Our earnings from fixed annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts are based upon the spread between rates earned on assets held and the rates at which interest is credited to accounts. We guarantee an interest rate to the holders of these products. We primarily invest in fixed rate securities to fund the rate credited to clients. As a result of the low interest rate environment, our current reinvestment yields are generally lower than the current portfolio yield. We expect our portfolio income yields to continue to decline in future periods if interest rates remain low. The carrying value and weighted average yield of non-structured fixed maturity securities and commercial mortgage loans that may generate proceeds to reinvest through 2015 due to prepayment, maturity or call activity at the option of the issuer, excluding securities with a make-whole provision, was $XX million and XX%, respectively, as of September 30, 2013. In addition, residential mortgage-backed securities, which are subject to prepayment risk as a result of the low interest rate environment, totaled $XX million and had a weighted average yield of XX% as of September 30, 2013.

The reinvestment of proceeds from maturities, calls and prepayments at rates below the current portfolio yield, which may be below the level of some liability guaranteed minimum interest rates, will have a negative impact to future operating results. To mitigate the unfavorable impact that the low interest rate environment has on our spread income, we assess reinvestment risk in our investment portfolio and monitor this risk in accordance with our asset/liability management framework. In addition, we may reduce the crediting rates on our products when available, subject to guaranteed minimums. The following table presents the account values by range of guaranteed minimum crediting rates and the range of the difference between rates credited to contractholders as of September 30, 2013 and the respective guaranteed minimums:

Account Values with Crediting Rates
	At guaranteed minimum		1-49 bps above guaranteed minimum		50-99 bps above guaranteed minimum		100-150 bps above guaranteed minimum		Greater than 150 bps above guaranteed minimum		Total
(in billions)
Range of Guaranteed Minimum Crediting Rates
1% - 1.99%	$ xx		$ xx		$ xx		$ xx		$ xx		$ xx
2% - 2.99%	xx		xx		xx		xx		xx		xx
3% - 3.99%	xx		xx		xx		xx		xx		xx
4% - 5.00%	xx		xx		xx		xx		xx		xx
Total	$ xx		$ xx		$ xx		$ xx		$ xx		$ xx

Percentage of total	xx	%	xx	%	xx	%	xx	%	xx	%	xx	%

Consolidated Results of Operations, page 53

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 53

Expenses, page 54

2.              On page 55, in your discussion related to the increase in benefits, claims, losses and settlement expenses, you state that the increase was primarily due to the market impact on variable annuity guaranteed living benefits. You also state that in 2012, the fair value of the variable annuity guaranteed living benefits liability decreased nearly $1 billion. Please revise your future filings to discuss the underlying drivers of the market impact on variable annuity guaranteed living benefits and how the change in the fair value of the variable annuity guaranteed living benefit liability contributed to the increase in benefits, claims, losses and settlement expenses given that a change in the liability could also be caused by the payout of such activity.

Company Response:

We will revise our future filings to discuss the underlying drivers of the market impact on variable annuity guaranteed living benefits, net of hedges and DSIC, and the non-market changes in the fair value of the variable annuity guaranteed living benefits that contributed to the change in benefits, claims, losses and settlement expenses when material.

Results of Operations by Segment, page 55

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 55

Advice & Wealth Management, page 56

3.              We note your table of changes in wrap account assets provided on page 57. In an effort to provide more clarity and transparency to your discussion of changes in net revenues, please supplement your disclosure in future filings to provide a table that summarizes the wrap accounts by asset type and provide a rollforward of such balances (i.e. identify your beginning assets, inflows and outflows, reinvestments, distributions, acquisitions, market appreciation (depreciation), and ending assets).

Company Response:

The wrap account assets are fee-based advisory accounts as discussed on page 6 in Part I, Item 1. “Business” of our 2012 Form 10-K. Investors in the wrap accounts generally pay a fee for investment advice and other services. The underlying assets held in the wrap accounts include investments such as cash, equity or debt securities, and various types of proprietary and non-proprietary mutual funds. The wrap account fee that we receive, however, is based on the account balance, not on any measure of any particular asset class that may be held within the account. We believe the overall change in the wrap account balance is the most significant driver that impacts net revenues; therefore, we do not believe that providing a rollforward of such balances by underlying asset type or a table that summarizes wrap accounts by asset type is meaningful. Additionally, we do not currently track detailed rollforward information as requested by asset type as that level of detail is neither available, nor does management use this information to evaluate the performance of the business.

Assets Management, page 58

4.              We note your disclosure that the revenues in the Asset Management segment are primarily earned as fees based on managed asset balances, which are impacted by market movements, net asset flows, asset allocation and product mix. We also note in your discussion beginning on page 54 for fluctuations in results of operations and net revenues that such fluctuations are driven by the mix and average of AUM. In an effort to provide more transparent disclosures regarding trends in revenues and expenses, please address the following:

•                  Supplement your table at the top of page 61 to disclose your average AUM by investment type (i.e. Equity, Fixed income, Money market, Alternative, and Hybrid and other).

•                  Provide a rollforward of your managed assets by asset type (i.e. identify your beginning assets, inflows and outflows, reinvestments, distributions, acquisitions, market appreciation (depreciation), and ending assets).

Company Response:

To understand the impact that product mix has on our managed asset balances, we review the ending balance of AUM by investment type. The primary drivers of financial results we evaluate and that are reviewed by management are product and distribution based. We do not currently track AUM rollforward activity by investment type as defined in the table at the top of page 61 due to complex fund of funds structures, certain separate account mandates, and system limitations. Approximately 23% of our AUM as of December 31, 2012 was fund of funds assets or certain separate account mandates with underlying investments of various types. The structure of the fund of funds and certain separate account mandates is such that we are not able to obtain details of AUM rollforward activity by the underlying investment types (e.g. Equity and Fixed Income). As the fund of funds assets and certain separate account mandates are a material portion of our total AUM balance, we do not believe that disclosing AUM rollforward activity for only a portion of AUM assets by investment type provides more transparency regarding trends in our fee revenues. In addition, for a significant portion of our assets (other than fund of funds and certain separate account mandates) we are constrained in receiving rollforward activity by investment type due to the data being generated by multiple service providers. Commencing with our Form 10-K for the period ending December 31, 2013, we will additionally disclose our average AUM by investment type, as shown below, but are not positioned to provide an AUM rollforward of our managed assets by investment type for the reasons explained above.

Average (1)
	December 31,					December 31,
	2013	2012	Change			2013	2012	Change
(in billions)
Equity	$ xx	$ xx	$ xx	xx	%	$ xx	$ xx	$ xx	xx	%
Fixed income	xx	xx	xx	xx		xx	xx	xx	xx
Money market	xx	xx	xx	xx		xx	xx	xx	xx
Alternative	xx	xx	xx	xx		xx	xx	xx	xx
Hybrid and other	xx	xx	xx	xx		xx	xx	xx	xx
Total managed assets by type	$ xx	$ xx	$ xx	xx	%	$ xx	$ xx	$ xx	xx	%

(1)   Average ending balances are calculated using an average of the prior period’s ending balance and all months in the current period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 88

Market Risk, page 88

5.              Please explain to us, and revise your future disclosures to clarify, why guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB) are not sensitive to interest rate changes and as such not captured in the table on page 89 that presents your estimate of the impact on pretax income from an interest rate increase of 100 basis points.

Company Response:

Our GMDB and GMIB variable annuity riders are significantly less sensitive to interest rates than our other variable annuity riders. The impact to pretax income for an interest rate increase of 100 basis points for GMDB and GMIB, in the aggregate, was less than $1 million at December 31, 2012. In future filings, we will include the GMDB and GMIB in the interest sensitivity table to increase transparency that the interest rate change is not significant for these variable annuity riders.

Item 8. Financial Statements and Supplementary Date, page 94

Notes to Consolidated Financial Statements, page 102

Note 7. Reinsurance, page 128

6.              Please revise your future filings to disclose the underlying activity for both short-duration and long-duration contracts in accordance with ASC 944-605-50-1.

Company Response:

In future Form 10-K filings, we will enhance our disclosures to include the underlying activity for both short- and long-duration insurance contracts in accordance with ASC 944-605-50-1. The break out for short-duration contracts is not significant, and therefore, we believe adding the enhancements in our Form 10-Ks, commencing with the period ending December 31, 2013, would be appropriate.

Note 14. Fair Values of Assets and Liabilities, page 136

7.              On page 141 in your valuation disclosure related to Investments, you state that Level 2 securities are based on a market approach with prices obtained from a third party-pricing services and Level 3 securities are typically based on a single non-binding broker quote. Tell us and expand your disclosure in future filings to clarify how you consider the illiquidity of certain investments (e.g. privately placed fixed income securities, mortgage loans, policy loans, limited partnership interests, collateralized debt obligations and restricted investments held by securitization trusts, among others) as discussed on page 29, in your determination of fair value.

Company Response:

Privately Placed Fixed Income Securities

Of the investments that we reference on page 29, the only material investments that are included in the tables on page 137 and discussed on page 141 are privately placed fixed income securities. These investments are subject to our general pricing controls disclosed on page 141. Specifically, the third party broker prices are subjected to exception reporting that identifies investments with significant price movements as well as those with no movements. We review the exception and resolve it through reaffirmation of the price or recording an appropriate fair value estimate. Private placement securities would also be subject to subsequent transaction testing if sold. In addition to the general pricing controls, we review the broker prices to ensure that the broker quotes are accurate and, when available, compare prices of privately issued securities to public issues from the same issuer to ensure that the implicit illiquidity premium is reasonable considering investment characteristics, maturity, and average life of the investments. In future filings, commencing with our Form 10-Q for the period ended September 30, 2013, we will enhance our disclosure to state the following:

The Company’s privately placed fixed income securities are Level 3 securities and are typically based on a single non-binding broker quote. In addition to the general pricing controls, the Company reviews the broker prices to ensure that the broker quotes are reasonable and, when available, compares prices of privately issued securities to public issues from the same issuer to ensure that the implicit illiquidity premium applied to the privately placed investment is reasonable considering investment characteristics, maturity, and average life of the investment.

Mortgage Loans

Other investments that we consider illiquid as discussed on page 29 are commercial and consumer mortgage loans that are not reported at fair value. These loans are discussed on page 143 of our fair value disclosures within Note 14. For future filings, commencing with our Form 10-Q for the period ended September 30, 2013, we will enhance our discussion on page 143 to indicate that the discount rate reflects the less liquid nature of these investments.

Policy Loans

Policy loans are considered illiquid but are also not reported at fair value. For future filings, commencing with our Form 10-Q for the period ended September 30, 2013, we will enhance our discussion on policy loans to incorporate the following into the discussion:

The Company’s policy loans represent loans made against the cash surrender value of the underlying life insurance or annuity product. These loans and the related interest are usually realized at death of the policy or contract holder or at surrender of the contract and are not transferrable without the underlying insurance or annuity contract. The fair value of policy loans is determined by estimating expected cash flows discounted at rates based on the U.S. Treasury curve.  Policy loans are classified as Level 3 as the discount rate used may be adjusted for the underlying performance of individual policies.

Limited Partnerships

Our limited partnership interests discussed on page 29 are accounted for as equity method investments and are not included in our fair value disclosures as specified under ASC 825-10-50-8. All other investment types noted on page 29 are presently insignificant and are not material to us. We will revise Item 1A. “Risk Factors” in our Form 10-K for the period ending December 31, 2013 accordingly.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,

/s/ David K. Stewart
David K. Stewart
Senior Vice President and Controller

cc:                                James M. Cracchiolo, Chairman and Chief Executive Officer

Walter S. Berman, Executive Vice President and Chief Financial Officer

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission